UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        Sizeler Property Investors, Inc.
                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                   830137-10-5
                      (CUSIP Number of Class of Securities)


                                  K. (Rai) Sahi
                              Morguard Corporation
                        55 City Centre Drive, Suite 1000
                             Mississauga, ON L5B 1M3
                                 (905) 281-4800

                                  Paul Miatello
                       Revenue Properties Company Limited
                         55 City Centre Drive, Suite 800
                             Mississauga, ON L5B 1M3
                                 (905) 281-3800

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 18, 2006
         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                  Schedule 13D

                                                          CUSIP No.  830137-10-5
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person Revenue Properties (U.S.) Inc.
          S.S. or I.R.S. Identification No. of Above Person

--------- ----------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group          (a) |_|
                                                                    (b) |_|
--------- ----------------------------------------------------------------------
(3)       SEC Use Only

--------- ----------------------------------------------------------------------
(4)       Source of Funds WC, BK
--------- ----------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                |_|
--------- ----------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          Delaware
-------------------- ----------------- -----------------------------------------
     Number of       (7)               Sole Voting Power

      Shares         ----------------- -----------------------------------------
                     (8)               Shared Voting Power
   Beneficially
                                       2,123,600
     Owned by
                     ----------------- -----------------------------------------
  Each Reporting     (9)               Sole Dispositive Power

      Person         ----------------- -----------------------------------------
                     (10)              Shared Dispositive Power
       With
                                       2,123,600
-------------------- ----------------- -----------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          2,123,600
--------- ----------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        |_|
--------- ----------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)
          9.89%
--------- ----------------------------------------------------------------------
(14)      Type of Reporting Person
          CO
--------- ----------------------------------------------------------------------

                                  Schedule 13D

                                                          CUSIP No.  830137-10-5
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person
          Revenue Properties Company Limited
          S.S. or I.R.S. Identification No. of Above Person

--------- ----------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group          (a) |_|
                                                                    (b) |_|
--------- ----------------------------------------------------------------------
(3)       SEC Use Only

--------- ----------------------------------------------------------------------
(4)       Source of Funds
          OO
--------- ----------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                |_|
--------- ----------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          Ontario
-------------------- ----------------- -----------------------------------------
     Number of       (7)               Sole Voting Power

      Shares         ----------------- -----------------------------------------
                     (8)               Shared Voting Power
   Beneficially
                                       2,123,600
     Owned by
                     ----------------- -----------------------------------------
  Each Reporting     (9)               Sole Dispositive Power

      Person         ----------------- -----------------------------------------
                     (10)              Shared Dispositive Power
       With
                                       2,123,600
-------------------- ----------------- -----------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          2,123,600
--------- ----------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        |_|

--------- ----------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)
          9.89%
--------- ----------------------------------------------------------------------
(14)      Type of Reporting Person
          CO
--------- ----------------------------------------------------------------------

                                  Schedule 13D

                                                          CUSIP No.  830137-10-5
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person
          Morguard Corporation
          S.S. or I.R.S. Identification No. of Above Person

--------- ----------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group          (a) |_|
                                                                    (b) |_|
--------- ----------------------------------------------------------------------
(3)       SEC Use Only

--------- ----------------------------------------------------------------------
(4)       Source of Funds
          OO
--------- ----------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                |_|
--------- ----------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          Canada
-------------------- ----------------- -----------------------------------------
      Number of       (7)               Sole Voting Power

      Shares         ----------------- -----------------------------------------
                     (8)               Shared Voting Power
   Beneficially
                                       2,123,600
     Owned by
                     ----------------- -----------------------------------------
  Each Reporting     (9)               Sole Dispositive Power

      Person         ----------------- -----------------------------------------
                     (10)              Shared Dispositive Power
       With
                                       2,123,600
-------------------- ----------------- -----------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          2,123,600
--------- ----------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                        |_|
--------- ----------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)
          9.89%
--------- ----------------------------------------------------------------------
(14)      Type of Reporting Person
          CO
--------- ----------------------------------------------------------------------

         This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on December 19, 2005, as amended by Amendment No. 1 filed on March 14, 2006 and Amendment No. 2 filed on August 10, 2006 (the "Statement"). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Statement.


Item 4.  Purpose of Transaction

         Item 2 of the Statement is hereby amended and supplemented as follows:

         On August 21, 2006, RPCL announced in a press release (the "Press Release") that it had entered into a Merger Agreement pursuant to which each outstanding share of Common Stock of the Company would be exchanged for $15.10 in cash (the "Transaction"). The Transaction is valued at approximately $324 million and RPCL will assume debt of approximately $85 million. Funding for the Transaction will be from internal and third party bank financing sources. The acquisition is subject to approval by Sizeler stockholders and is expected to close in the fourth quarter of 2006 and has a termination date of December 31, 2006. The Press Release is attached hereto as Exhibit 5 and is incorporated by reference to this Item 4. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 4 and incorporated by reference into this Item 4.

         The purpose of the Transaction is to acquire all of the outstanding shares of the Company's Common Stock. If the Transaction is consummated, the Company's Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Act, and the Company will be privately held by the Reporting Persons.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Statement is hereby amended and restated in its entirety as follows:

         (a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Act, 2,123,600 shares of Common Stock. The Common Stock owned by the Reporting Persons constitute approximately 9.89% of the Common Stock outstanding (computed on the basis of 21,469,074 shares of Common Stock outstanding as at August 18, 2006, based on a representation made by the Company in the Merger Agreement).

         To the Reporting Persons' knowledge, except as set forth in Annex A to the Statement, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Act, any shares of Common Stock.

         (b) RPCL and Morguard may be deemed to share voting and dispositive power over 2,123,600 shares of Common Stock, which represents 9.89% of the outstanding Common Stock.

         (c) The trading dates, numbers of shares of Common Stock acquired and the prices per share for all transactions related to shares of Common Stock by the persons named in Item 2 for the last 60 days are set forth in Annex B hereto and are incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         Merger Agreement between RPCL and the Company.

         See Item 4 of this Amendment No. 3 which is incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits

Exhibit 1     Joint Filing Agreement*

Exhibit 2     Letter of Intent dated August 7, 2006**

Exhibit 3     Press release dated August 8, 2006**

Exhibit 4     Merger Agreement dated August 18, 2006

Exhibit 5     Press release dated August 21, 2006.

















* Previously filed on March 14, 2006 with Amendment No. 1 to the original Statement on Schedule 13D.

** Previously filed on August 10, 2006 with Amendment No. 2 to the original Statement on Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2006

                               MORGUARD CORPORATION


                               By:  /s/  Beverley G. Flynn
                                  ----------------------------------------------
                                  Name:  Beverley G. Flynn
                                  Title: Secretary



                               REVENUE PROPERTIES COMPANY LIMITED



                               By:  /s/  Paul Miatello
                                  ----------------------------------------------
                                  Name:  Paul Miatello
                                  Title: C.F.O.



                               REVENUE PROPERTIES (U.S.) INC.



                               By:  /s/  Paul Miatello
                                  ----------------------------------------------
                                  Name:  Paul Miatello
                                  Title: Vice President

                                     ANNEX B

         The following transactions were effected by the persons named in Item 2 during the past sixty (60) days in open market transactions:

Bruce S. Simmonds
-----------------

                                                                Shares of Common
     Date of Transaction              Sale/Purchase                   Stock                   Price Per Share
     -------------------              -------------             ----------------              ---------------

        July 24, 2006                     Sale                         1,000                       $15.42
        July 20, 2006                     Sale                         1,000                       $15.40
        July 20, 2006                     Sale                          500                        $15.31
        July 20, 2006                     Sale                          500                   $15.34 (average)
                                                                                                100 at $15.31
                                                                                                400 at $15.35
        July 20, 2006                     Sale                         1,000                       $15.31
        July 20, 2006                     Sale                          500                        $15.30
        July 17, 2006                     Sale                          500                        $14.58
        July 17, 2006                     Sale                          500                        $14.57
        July 17, 2006                     Sale                          500                        $14.53
        July 17, 2006                     Sale                          500                        $14.55
        July 17, 2006                     Sale                         1,000                       $14.40


EXHIBIT INDEX



Exhibit 1         Joint Filing Agreement*

Exhibit 2         Letter of Intent dated August 7, 2006**

Exhibit 3         Press release dated August 8, 2006**

Exhibit 4         Merger Agreement dated August 18, 2006

Exhibit 5         Press release dated August 21, 2006.
























* Previously filed on March 14, 2006 with Amendment No. 1 to the original Statement on Schedule 13D.

** Previously filed on August 10, 2006 with Amendment No. 2 to the original Statement on Schedule 13D.